Exhibit 4.16

DESIGNATION OF THE SERIES C PARTNERSHIP PREFERRED UNITS OF
AFFORDABLE RESIDENTIAL COMMUNITIES LP

1.             Number of Units and Designation. A series of Partnership Preferred Units of Affordable Residential Communities LP (the “Partnership”) is hereby designated as Series C Partnership Preferred Units (“Series C PPUs”) and the number of Series C PPUs constituting such series shall be 705,688.

2.             Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the First Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of February 11, 2004, as amended, supplemented or restated from time to time (the “Agreement”), as modified by this Designation of the Series C Partnership Preferred Units of the Partnership (this “Designation”) and the defined terms used herein. The following term shall have the meaning ascribed below:

“Assignee” shall mean a Person to whom one or more Partnership Units have been Transferred in a manner permitted under the Agreement, but who has not become a Substituted Limited Partner, and who has the rights set forth in Section 11.5 of the Agreement.

3.             Ranking. Any class or series of Partnership Units of the Partnership shall be deemed to rank:

a.             prior or senior to the Series C PPUs as to the payment of distributions and as to distributions of assets upon liquidation, dissolution or winding up, if the holders of such class or series shall be entitled to the receipt of distributions and of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of Series C PPUs (the Partnership Units referred to in this paragraph, including without limitation the Series A Cumulative Redeemable Preferred Units of Limited Partnership, being hereinafter referred to, collectively, as “Senior Partnership Units”);

b.             on parity with the Series C PPUs as to the payment of distributions and as to distribution of assets upon liquidation, dissolution or winding up, whether or not the distribution rates, distribution payment dates or redemption or liquidation prices per unit or other denomination thereof be different from those of the Series C PPUs, if the holders of such class or series of Partnership Units and the Series C PPUs shall be entitled to the receipt of distributions and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid distributions per unit or other denomination or liquidation preferences, without preference or priority one over the other (the Partnership Units referred to in this paragraph, including without limitation the Series B Partnership Preferred Units and the Series D Partnership Preferred Units of the Partnership, being hereinafter referred to, collectively, as “Parity Partnership Units”); and

c.             junior to the Series C PPUs as to the payment of distributions and as to the distribution of assets upon liquidation, dissolution or winding up, if (i) such class or series of Partnership Units shall be Partnership Common Units, or (ii) the holders of Series C PPUs otherwise shall be entitled to receipt of distributions or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of such class or series of Partnership Units (the Partnership Units referred to in clauses (i) and (ii) of this paragraph being hereinafter referred to, collectively, as “Junior Partnership Units”).

4.             Quarterly Cash Distributions.

a.             Holders of Series C PPUs will be entitled to receive, when and as declared by the General Partner, quarterly cash distributions at the rate of 6.25% per annum of the Series C Liquidation Preference (as defined in Section 5.a. hereof). Any such distributions will be cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on July 30, October 30, January 30 and April 30 of each year (or, if not a Business Day, the next succeeding Business Day) (each a “Distribution Payment Date”), commencing on the first such date occurring after the date of original issue. If the Series C PPUs are issued on any day other than a Distribution Payment Date, the first distribution payable on such Series C PPUs will be prorated for the portion of the quarterly period that such Series C PPUs are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions will be payable in arrears to Holders as they appear on the records of the Partnership at the close of business on the July 15, October 15, January 15 or April 15, as the case may be, immediately preceding each Distribution Payment Date. Holders of Series C PPUs will not be entitled to receive any distributions in excess of the cumulative quarterly cash distributions on the Series C PPUs specified herein. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Series C PPUs that may be in arrears. Holders of any Series C PPUs that are issued after the date of original issuance will be entitled to receive distributions calculated in the manner set forth in this Section 4.a. from the date of issue of such Series C PPUs.

b.             When distributions are not paid in full upon the Series C PPUs or any Parity Partnership Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Series C PPUs and any Parity Partnership Units shall be declared ratably in proportion to the respective amounts of distributions accumulated and unpaid on the Series C PPUs and accumulated and unpaid on such Parity Partnership Units (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Parity Partnership Units do not have a cumulative distribution). Except as set forth in the preceding sentence, unless distributions on the Series C PPUs equal to the full amount of accumulated and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods and the then current distribution period, no distributions shall be declared or paid or set apart for payment by the Partnership with respect to any Parity Partnership Units.

c.             Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Series C PPUs have been declared and paid, or declared and set apart for payment, for all past distribution periods and the then current distribution period, no distributions (other than distributions paid in Junior Partnership Units or options, warrants or rights to subscribe for or purchase Junior Partnership Units or by the General Partner in REIT Shares) may be declared or paid or set apart for payment by the Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the Partnership with respect to any Junior Partnership Units, nor shall any Junior Partnership Units be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Partnership Units), directly or indirectly, by the Partnership (except by conversion into or exchange for Junior Partnership Units or REIT Shares, or options, warrants or rights to subscribe for or purchase Junior Partnership Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Partnership Units.

d.             Notwithstanding the foregoing provisions of this Section 4, the Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Partnership Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Partnership Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain the General Partner’s qualification as a REIT.

5.             Liquidation Preference.

a.             Upon any voluntary or involuntary liquidation, dissolution or winding up of the Partnership, before any distribution by the Partnership shall be made to or set apart for the holders of any Junior Partnership Units, to the extent possible and in accordance with Section 13.2 of the Agreement, the holders of Series C PPUs shall be entitled to receive a liquidation preference per Series C PPU equal to the sum of (i) $25.00 per unit (the “Series C Liquidation Preference”), plus (ii) all accumulated, accrued and unpaid distributions (whether or not earned or declared) to and including the date of final distribution to such holders ((i) and (ii), together, the “Series C Liquidating Proceeds”); but such holders will not be entitled to any further payment. Until all holders of the Series C PPUs have been paid the Series C Liquidating Proceeds in full, no distribution of the Partnership will be made to any holder of Junior Partnership Units upon the liquidation, dissolution or winding up of the Partnership.

b.             If, upon any liquidation, dissolution or winding up of the Partnership, the assets of the Partnership, or proceeds thereof, distributable among the holders of Series C PPUs and any Parity Partnership Units shall be insufficient to pay in full the Series C Liquidating Proceeds and liquidating payments on any Parity Partnership Units, such assets, or the proceeds thereof, shall be distributed among the holders of Series C PPUs and any such Parity Partnership Units ratably in the same proportion as the respective amounts that would be payable on such Series C PPUs and any such Parity Partnership Units if all amounts payable thereon were paid in full.

c.             Upon any liquidation, dissolution or winding up of the Partnership, after all distributions shall have been made in full to the holders of Series C PPUs and any Parity Partnership Units to enable them to receive their respective liquidation preferences, any Junior Partnership Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series C PPUs and any Parity Partnership Units shall not be entitled to share therein.

6.             Redemption at the Option of the Partnership.

a.             Right of Optional Redemption.   The Series C PPUs may not be redeemed prior to the fifth (5th) anniversary of the issuance date of such Series C PPUs. On or after such date, the Partnership shall have the right to redeem the Series C PPUs, in whole or in part, at any time or from time to time, upon not less than thirty (30) nor more than sixty (60) days written notice, at a redemption price per Series C PPU, payable in cash, equal to (i) the Series C Liquidation Preference, plus (ii) all accumulated, accrued and unpaid distributions (whether or not earned or declared) to and including the date of redemption ((i) and (ii), together, the “Series C Redemption Price”). If fewer than all of the outstanding Series C PPUs are to be redeemed, the Series C PPUs to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional units).

b.             Procedures for Redemption.

(i)            Notice of redemption will be (A) faxed, and (B) mailed by the Partnership, by certified mail, postage prepaid, not less than thirty (30) nor more than sixty (60) days prior to the redemption date, addressed to the respective Holders of the Series C PPUs at their respective addresses as they appear on the records of the Partnership. No failure to give or defect in such notice shall affect the validity of the proceedings for the redemption of any Series C PPUs except as to any holder to whom such notice was defective or not given. In addition to any information required by law, each such notice shall state: (1) the redemption date, (2) the Series C Redemption Price, (3) the aggregate number of Series C PPUs to be redeemed and if fewer than all of the outstanding Series C PPUs are to be redeemed, the number of Series C PPUs to be redeemed held by such holder, which number shall equal such holder’s pro rata share (based on the percentage of the aggregate number of outstanding Series C PPUs the total number of Series C PPUs held by such holder represents) of the aggregate number of Series C PPUs to be redeemed, (4) the place or places where the Series C PPUs are to be surrendered for payment of the Series C Redemption Price, (5) that distributions on the Series C PPUs to be redeemed will cease to accumulate on such redemption date and (6) that payment of the Series C Redemption Price will be made upon presentation and surrender of such Series C PPUs.

(ii)           If the Partnership gives a notice of redemption in respect of Series C PPUs then, by 12:00 noon, New York City time, on the redemption date, the Partnership will pay such Series C

Redemption Price to the holders of the Series C PPUs upon surrender of the Series C PPUs by such holders at the place designated in the notice of redemption. If fewer than all Series C PPUs evidenced by any certificate are being redeemed, a new certificate shall be issued upon surrender of the certificate evidencing all Series C PPUs, evidencing the unredeemed Series C PPUs without cost to the holder thereof. On and after the date of redemption, distributions will cease to accumulate on the Series C PPUs or portions thereof called for redemption, unless the Partnership defaults in the payment thereof. If any date fixed for redemption of Series C PPUs is not a Business Day, then payment of the Series C Redemption Price payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date fixed for redemption. If payment of the Series C Redemption Price is improperly withheld or refused and not paid by the Partnership, distributions on such Series C PPUs will continue to accumulate from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the applicable Series C Redemption Price.

7.             Redemption at the Option of the Holder.

a.             Right to Redemption.

(i)            At any time after the later of (A) the two-and-one-half year anniversary of the date of issuance of such Series C PPUs and (B) January 1, 2007, any Holder (any such Holder, a “Series C Redeeming Party”) of Series C PPUs shall have the right (subject to the terms and conditions set forth herein) to require the Partnership to redeem (a “Series C Redemption”) all or a portion of the Series C PPUs held by such Holder (such Series C PPUs being hereafter “Series C Redeemed Units”) in exchange for (1) one-eighth of such Series C Redeeming Party’s Series C Redeemed Units (as nearly as practicable without creating fractional units) for cash in an amount per Series C PPU equal to the Series C Liquidating Proceeds, payable on the Series C Redemption Date (as defined below), and (2) such Series C Redeeming Party’s remaining Series C Redeemed Units by delivery to the Series C Redeeming Party on the Series C Redemption Date of a negotiable note (subject to standard transfer restrictions applicable to securities not registered under the Securities Act), bearing interest at a rate of 7% per annum (the “Note”), with a principal amount equal to the aggregate Series C Liquidating Proceeds for the Series C Redeemed Units to which this clause (2) applies (the original principal amount of the Note, the “Series C Principal Amount”), payable in such amounts (expressed as a percentage of the Series C Principal Amount) and on such dates as follows:

Date that is the Following Number of Days Following such Series C Redemption Date	Percentage of the Series C Principal Amount
91st day	14-2/7%
181st day	14-2/7%
271st day	14-2/7%
361st day	14-2/7%
451st day	14-2/7%
541st day	14-2/7%
631st day	14-2/7%

On each date on which a portion of the Series C Principal Amount becomes due and payable, the then-accrued and unpaid interest pursuant to the Note shall become due and payable.

Any Series C Redemption shall be exercised pursuant to a Series C Redemption Notice (as defined below) delivered to the General Partner by such Series C Redeeming Party when exercising the Series C Redemption right. The Partnership’s obligation to effect a Series C Redemption, however, shall not arise or be binding against the Partnership (1) until and unless there has been a Series C Declination (as defined below) and (2) before the Business Day following the Series C Cut-Off Date (as defined below). Regardless of the binding or non-binding nature of a pending Series C Redemption, a Series C Redeeming Party shall have no right to receive distributions with respect to any Series C Redeemed Units (other than the cash amounts payable pursuant to this paragraph) paid after delivery of the Series C Redemption Notice, whether or not the record date for such distribution precedes or coincides with such delivery of the Series C Redemption Notice. A “Series C Redemption Notice” shall mean a notice in the form of Annex I to this Designation.

Notwithstanding the foregoing, upon notice to a Series C Redeeming Party delivered by the Partnership on or before the close of business on the Series C Cut-Off Date, the Partnership may redeem all or any portion of such Series C Redeeming Party’s Series C Redeemed Units on the Series C Redemption Date for cash in an amount per Series C PPU equal to the Series C Liquidating Proceeds.

Any cash amount payable pursuant to this Section 7.a.(i) shall be delivered as a certified check payable to the Series C Redeeming Party or, in the General Partner’s sole and absolute discretion, in immediately available funds.

(ii)           Notwithstanding the provisions of Section 7.a.(i) hereof, on or before the close of business on the Series C Cut-Off Date, the General Partner may, in its sole and absolute discretion but subject to the Ownership Limit and the transfer restrictions and other limitations of the Charter, elect to acquire some or all of the Series C Redeemed Units from the Series C Redeeming Party (such percentage being referred to as the “Series C Applicable Percentage”) in exchange for a number of authorized but previously unissued REIT Shares equal to (A) the Series C Liquidating Proceeds multiplied by the aggregate number of such Series C Redeemed Units to be acquired by the General Partner, (B) divided by the Value of a REIT Share determined as of the Business Day preceding the Series C Redemption Date (rounded down to the nearest whole number of REIT Shares). If the General Partner so elects, on any Series C Redemption Date the Series C Redeeming Party shall sell the Series C Applicable Percentage of the Series C Redeemed Units to the General Partner in exchange for (A) the aggregate number of REIT Shares exchangeable therefor and (B) cash in an amount (rounded to the nearest whole cent) equal to the Value of a REIT Share determined as of the Business Day preceding the Series C Redemption Date multiplied by the fraction of a REIT Share such Series C Redeeming Party would otherwise be entitled to receive pursuant to the first sentence of this subparagraph (ii) but for the terminal parenthetical of such sentence. The Series C Redeeming Party shall submit (A) such information, certification or affidavit as the General Partner may reasonably require in connection with the application of the Ownership Limit and other restrictions and limitations of the Charter to any such acquisition and (B) such written representations, investment letters, legal opinions or other instruments necessary, in the General Partner’s view, to effect compliance with the Securities Act. In the event of an election to purchase any Series C Redeemed Units by the General Partner pursuant to this Section 7.a.(ii), the Series C Redeeming Party shall no longer have the right to cause the Partnership to effect a Series C

Redemption of those Series C Redeemed Units to be so purchased, and, upon notice to the Series C Redeeming Party by the General Partner, given on or before the close of business on the Series C Cut-Off Date, that the General Partner has elected to acquire some or all of the Series C Redeemed Units pursuant to this Section 7.a.(ii), the obligation of the Partnership to effect a Series C Redemption of the Series C Redeemed Units as to which the General Partner’s notice relates shall not accrue or arise. The REIT Shares issuable by the General Partner pursuant to this Section 7.a.(ii) shall be delivered by the General Partner as duly authorized, validly issued, fully paid and non-assessable REIT Shares free of any pledge, lien, encumbrance or restriction, other than the Ownership Limit and other restrictions provided in the Charter and the Bylaws of the General Partner.

Notwithstanding anything in this Section 7 to the contrary, the General Partner may not exchange REIT Shares for Series C Redeemed Units pursuant to Section 7.a.(ii) unless the REIT Shares to be so issued will be issued pursuant to a registration statement (the “Series C Issuance Registration Statement”) on an appropriate form filed with and declared effective by the SEC.

(iii)          In connection with a Series C Issuance Registration Statement pursuant to Section 7.a.(ii) hereof the General Partner will use commercially reasonable efforts to:

(A)          prepare and file with the SEC such amendments and supplements to the Series C Issuance Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the issuance by the General Partner of REIT Shares pursuant to Section 7.a.(ii) hereof;

(B)           at any time, and from time to time, in its sole discretion prepare and file with the SEC such amendments and supplements to the Series C Issuance Registration Statement, or an additional Series C Issuance Registration Statement, as may be necessary to register such additional REIT Shares that may become issuable pursuant to Section 7.a.(ii) hereof;

(C)           cause all REIT Shares registered as described herein to be listed, at or promptly following the time of issuance, on each securities exchange or quoted on each quotation service, if any, on which REIT Shares of the same class as the REIT Shares are then listed or quoted;

(D)          provide a transfer agent and registrar for all REIT Shares registered pursuant to the Series C Issuance Registration Statement; and

(E)           promptly comply with all applicable rules and regulations of the SEC or state “blue sky” or other securities laws with respect to any Series C Registration Statement.

b.             Procedure for Redemption.

(i)            In the event that the General Partner declines or fails to exercise its purchase rights for any Series C Redeemed Units pursuant to Section 7.a.(ii) hereof following receipt of a Series C Redemption Notice (a “Series C Declination”), the General Partner shall give notice of such Series C Declination to the Series C Redeeming Party on or before the close of business on the fifth (5th) Business Day after the General Partner’s receipt of the applicable Series C Redemption Notice (each such Business Day, a “Series C Cut-Off Date”). The failure of the General Partner to give notice of such Series C Declination by the close of business on the applicable Series C Cut-Off Date shall itself constitute a Series C Declination.

(ii)           Notwithstanding the provisions of Section 7.a. hereof, no Series C Redeeming Party shall have any rights under this Designation that would otherwise be prohibited under the Charter with respect to the Ownership Limit. To the extent that any attempted acquisition of Series C Redeemed Units by the General Partner pursuant to Section 7.a.(ii) hereof would be in violation of this Section 7.b.(ii), it shall be null and void ab initio, and the Series C Redeeming Party shall not acquire any rights or economic interests in REIT Shares otherwise issuable by the General Partner under Section 7.a.(ii) hereof.

(iii)          The “Series C Redemption Date” applicable to the redemption of any Series C PPUs subject to a Series C Redemption Notice shall be the tenth (10th) Business Day after the receipt by the General Partner of such Series C Redemption Notice; provided, however, that if the General Partner has elected under Section 7.a.(ii) to exchange REIT Shares for some or all of the Series C Redeemed Units, then the Series C Redemption Date, as well as the closing of a Series C Redemption pursuant to this Section 7, with respect to such Series C Redeemed Units, may be deferred, in the General Partner’s sole and absolute discretion, for such time (but in any event not more than ninety (90) days in the aggregate) as may reasonably be required to effect, if applicable, (A) compliance with the Securities Act or other law (including, but not limited to, (1) state “blue sky” or other securities laws and (2) the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and (B) satisfaction or waiver of other commercially reasonable and customary closing conditions and requirements for a transaction of such nature. With respect to the Series C Redeemed Units for which the General Partner has not elected under Section 7.a.(ii) to exchange REIT Shares for such Series C Redeemed Units, the Series C Redemption Date shall not be deferred and the redemption by the Partnership of such Series C Redeemed Units shall occur on the tenth (10th) Business Day after the receipt by the General Partner of such Series C Redemption Notice.

(iv)          Notwithstanding the provisions of Section 7.a. hereof, the General Partner shall not, under any circumstances, acquire Series C Redeemed Units in exchange for REIT Shares if such exchange would be prohibited under the Charter.

(v)           Notwithstanding anything herein to the contrary (but subject to Section 7.b.(ii) hereof), with respect to any acquisition of Series C Redeemed Units pursuant to this Section 7:

(A)          All Series C PPUs acquired by the General Partner pursuant to Section 7.a.(ii) hereof shall automatically, and without further action required, be converted into and deemed to be a General Partner Interest comprised of a number of Partnership Common Units equal to the number of REIT Shares issued in exchange for the Series C PPUs so acquired.

(B)           Subject to the Ownership Limit, no Series C Redeeming Party may effect a Series C Redemption for less than four thousand (4,000) Series C PPUs or, if such Series C Redeeming Party holds (as a Limited Partner or, economically, as an Assignee) less than four thousand (4,000) Series C PPUs, all of the Series C PPUs held by such Series C Redeeming Party.

(C)           Each Series C Redeeming Party (1) may effect a Series C Redemption only once in each fiscal quarter of a Twelve-Month Period, unless otherwise permitted by the General Partner, in its sole and absolute discretion, and (2) may not effect a Series C Redemption during the period after the record date immediately preceding any Distribution Payment Date for distributions upon Series C PPUs and before the record date established by the General Partner for a distribution to its stockholders of some or all of its portion of any Partnership distribution.

(D)          The consummation of a Series C Redemption pursuant to Section 7.a. hereof shall be subject, if applicable, to the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(E)           A Series C Redeeming Party shall continue to own (subject, in the case of an Assignee, to the provision of Section 11.5 of the Agreement) all Series C Redeemed Units, and be treated as a Limited Partner or an Assignee, as applicable, with respect to such

Series C Redeemed Units for all purposes of this Designation and the Agreement, until such Series C Redeemed Units are either paid for by the Partnership pursuant to Section 7.a.(i) hereof (whether in cash or cash and securities) or transferred to the General Partner and paid for, by the issuance of REIT Shares, pursuant to Section 7.a.(ii) hereof on the applicable Series C Redemption Date. Until the Series C Redemption Date with respect to such Series C Redeemed Units and an acquisition of the Series C Redeemed Units by the General Partner pursuant to Section 7.a.(ii) hereof, the Series C Redeeming Party shall have no rights as a stockholder of the General Partner with respect to the REIT Shares issuable in connection with such acquisition.

(vi)          In connection with an exercise of Series C Redemption rights pursuant to this Section 7, a Series C Redeeming Party shall submit the following to the General Partner, in addition to the Series C Redemption Notice:

(A)          A written affidavit, dated the same date as the Series C Redemption Notice, (1) disclosing the actual and constructive ownership, as determined for purposes of Code Sections 856(a)(6) and 856(h), of REIT Shares by (x) such Series C Redeeming Party and (y) any Related Party and (2) representing that, giving effect to the acquisition of all such Series C Redeemed Units by the General Partner pursuant to Section 7.a.(ii) hereof, neither the Series C Redeeming Party nor any Related Party will own REIT Shares in excess of the Ownership Limit;

(B)           A written representation that neither the Series C Redeeming Party nor any Related Party has any intention to acquire any additional REIT Shares prior to the Series C Redemption Date for such Series C PPUs; and

(C)           An undertaking to certify, at and as a condition to the closing of the Series C Redemption on the applicable Series C Redemption Date in the event of a Series C Redemption by the General Partner pursuant to Section 7.a.(ii) hereof, that either (1) the actual and constructive ownership of REIT Shares by the Series C Redeeming Party and any Related Party remain unchanged from that disclosed in the affidavit required by Section 7.b.(vi)(A) hereof or (2) after giving effect to such Series C Redemption, neither the Series C Redeeming Party nor any Related Party shall own REIT Shares in violation of the Ownership Limit.

8.             Status of Reacquired Units. All Series C PPUs which shall have been issued and reacquired in any manner by the Partnership (but not the General Partner) shall be deemed cancelled and no longer outstanding.

9.             General. The ownership of the Series C PPUs shall be evidenced by one or more certificates in the form of Annex II hereto. The General Partner shall amend Exhibit A to the Agreement from time to time to the extent necessary to reflect accurately the issuance of, and subsequent redemption, or any other event having an effect on the ownership of, the Series C PPUs.

10.          Allocations of Income and Loss. This Section 10 of this Designation shall apply to Series C PPUs notwithstanding anything to the contrary in Section 6.2 of the Agreement (but with regard to the remainder of Article VI of the Agreement). For each taxable year, each holder of Series C PPUs shall be allocated Net Income and Net Loss of the Partnership as follows.

Net Income shall be allocated as follows:

(a)           first, to the extent of the aggregate amount of Net Losses in excess of the aggregate amount of Net Income, each as previously allocated pursuant to this Section 10; and

(b)           second, among each series of Partnership Units to the extent of and in proportion to the aggregate amount of cash distributed with respect to the quarter pursuant to Article V of the Agreement and Section 4 of this Designation. All such cash distributions are to be treated as advances against the distributive share of income to be allocated under this subparagraph pursuant to Section 1.731-1(a)(1)(ii) of the Regulations.

Net Loss shall be allocated as follows:

(a)           first, to the extent of and in proportion to the positive Capital Account balance of each holder of Partnership Common Units; and

(b)           second, among each series of Partnership Preferred Units to the extent of and in proportion to the aggregate positive Capital Account balance of such series over the aggregate positive Capital Account balance of all series of Partnership Preferred Units.

Nonrecourse Deductions shall be allocated in the same manner as Net Income for the taxable year.

Any such amounts of Net Income, Net Loss and Nonrecourse Deductions of the Partnership allocated to Series C PPUs shall be further allocated to each Holder of Series C PPUs in proportion to its respective Percentage Interest in such series.

To the extent that the number of Partnership Units in a series changes during each taxable year, such allocations shall be made based upon the weighted average of the number of Partnership Units outstanding in each series during such taxable year unless in the opinion of counsel to the Partnership, another method of allocation is required by the Code and Regulations.

Notwithstanding the foregoing, Section 6.3.C of the Agreement shall apply upon any liquidation, dissolution or winding up of the Partnership, if after tentatively making allocations pursuant to the foregoing provisions of this Section 10 and the payment of the Series C Liquidating Proceeds to the holders of Series C PPUs pursuant to Section 5 of this Designation, the Capital Account balance of each such holder of such Series C PPUs is not zero, items of gross income or gross loss shall first be made to the holders of such Series C PPUs in an amount sufficient such that after all allocations pursuant to this Section 10 and payment of Series C Liquidating Proceeds, the Capital Account balance of each such holder of such Series C PPUs is zero.

11.          Tax Matters.

a.             Maintenance of Non-Recourse Indebtedness. Until the later of (i) January 1, 2007 and (ii) the date that all Series C PPUs issued on the date of original issue of the Series C PPUs have been redeemed or otherwise acquired by the Partnership pursuant to Section 6 or Section 7 hereof, the Partnership shall maintain non-recourse indebtedness (as defined in Treasury Regulation § 1.752-1(a)(2)) on the Real Estate (as defined in the Contribution Agreement, executed on May 3, 2004 and with an effective date of May 5, 2004, by and between D.A.M. Master Entity, L.P., a Pennsylvania limited partnership, and the Partnership (the “D.A.M. Contribution Agreement”)) in an amount equal to or greater than the amount of the outstanding principal balance of the Assumed Debt (as defined in the D.A.M. Contribution Agreement) as of the Closing Date (as defined in the D.A.M. Contribution Agreement), whether or not the Partnership assumes or prepays the Assumed Debt. Excess Nonrecourse Liabilities with respect to the Real Estate shall be allocated under Section 6.3.D of the Agreement so that, to the extent possible, the amount of Nonrecourse Liabilities allocated to any Holder of Series C PPUs remains constant.

b.             Restrictions on Sale of the Property. Until the earlier of (i) January 1, 2007 and (ii) the date that all Series C PPUs issued on the date of original issue of the Series C PPUs have been redeemed or otherwise acquired by the Partnership pursuant to Section 6 or Section 7 hereof, the Partnership shall not sell or otherwise voluntarily dispose of for consideration (other than to the General Partner or a Subsidiary of the Partnership) all or any portion of the Property, except for any transaction not subject to taxation under the Code (including, but not limited to, an exchange under Section 1031 of the Code).

c.             Traditional Allocation Method. The Partnership will utilize the “traditional method” with respect to all allocations pursuant to Section 704(c) of the Code relating to the Real Estate (as defined above), unless another allocation method is requested by holders of a majority of the Series C PPUs then outstanding.

12.          No Sinking Fund. No sinking fund shall be established for the retirement or redemption of Series C PPUs.

13.          Voting Rights.

a.             Holders of the Series C PPUs will not have any voting rights or right to consent to any matter requiring the consent or approval of the Limited Partners, except as provided by applicable law and Article XIV of the Agreement and as set forth in Section 13.b. of this Designation below and except that the Partnership shall not consummate a Common Unit Recapitalization without the prior written approval (such approval not to be unreasonably withheld) of holders of at least 50% in aggregate Liquidation Preference of the outstanding Series C PPUs. For purposes of this Section 13.a., the term “Common Unit Recapitalization” means a transaction, or series of related transactions, pursuant to which any of the Partnership Interests represented by Junior Partnership Units outstanding immediately prior to such transaction(s) is converted, automatically, by operation of law or at the election of holders thereof, into Partnership Interests represented by Parity Partnership Units or Senior Partnership Units outstanding immediately following the consummation of such transaction(s), or pursuant to which there is issued to any holder of Junior Partnership Units by way of exchange, distribution or similar transaction in respect of such Junior Partnership Units, any Parity Partnership Units or Senior Partnership Units.

b.             So long as any Series C PPUs are outstanding, in addition to any other vote or consent of partners required by law or by the Agreement, the affirmative vote or consent of holders of at least 50% in aggregate Liquidation Preference of the outstanding Series C PPUs will be necessary for effecting any amendment of any of the provisions of this Designation that materially and adversely affects the rights or preferences of the holders of the Series C PPUs. Except as provided in Section 13.a., the creation or issuance of any class or series of Partnership Units, including, without limitation, any Partnership Units that may have rights junior to, on a parity with, or senior or superior to the Series C PPUs, will not be deemed to have a material adverse effect on the rights or preferences of the holders of Series C PPUs. With respect to the exercise of the above described voting rights, each Series C PPU will have one (1) vote per Partnership Preferred Unit.

14.          Restrictions on Transfer. Series C PPUs are subject to the same restrictions on transfer applicable to Partnership Interests, as set forth in Article XI of the Agreement; provided, however, that the General Partner of the Partnership will consent to a transfer permitted under Section 5.4 of that certain Contribution Agreement executed on May 3, 2004 and with an effective date of May 5, 2004, by and between D.A.M. Master Entity, L.P., and the Partnership and will not require an opinion of counsel, as set forth in Section 11.3.D of the Agreement so long as the other terms and conditions set forth in Section 11.3 thereof are satisfied.